Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	2005	2004	2003	2002	2001
Earnings:
Loss before income taxes and cumulative effect of accounting change	$(892)	$(821)	$(1,409)	$(3,669)	$(2,449)

Add: Total fixed charges (per below)	1,566	1,480	1,421	1,532	1,435

Less: Interest capitalized	64	77	66	80	135

Total earnings (loss)	$610	$582	$(54)	$(2,217)	$(1,149)

Fixed charges:
Interest	$724	$653	$525	$522	$406

Portion of rental expense representative of the interest factor	831	815	888	1,005	1,025

Amortization of debt expense	11	12	8	5	4

Total fixed charges	$1,566	$1,480	$1,421	$1,532	$1,435

Ratio of earnings to fixed charges	—	—	—	—	—

Coverage deficiency	956	898	$1,475	$3,749	$2,584

Note:	As of December 31, 2005, American has guaranteed approximately $1.2 billion of unsecured debt and approximately $428 million of secured debt. The impact of these unconditional guarantees is not included in the above computation.